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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of _____________________________________________________May 2007

PEDIMENT EXPLORATION LTD.

(Name of Registrant)

Suite 720 – 789 West Pender Street, Vancouver, BC, Canada  V6C 1H2

(Address of principal executive offices)

1.  Press Release: May 22, 2007

2.  Un-audited Interim Financial Statements: First Quarter Ended 3/31/2007

    Form 52-109FT2: CEO Certification of Interim Filings

    Form 52-109FT2: CFO Certification of Interim Filings

    First Quarter Interim Financial Statements: Management’s Discussion/Analysis

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.                       Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                            ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                            ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

                                                            Yes ___     No xxx

SEC 1815 (5-2006)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays  a currently valid OMB control number.

                                                         May 22. 2007

Drill Results Confirm and Extend Las Colinas Gold Mineralization

Pediment Exploration Ltd (PEZ-V; P5E-F) is very pleased to report initial results from its ongoing diamond drill program at the Colinas gold project in Baja California Sur, Mexico.  The first holes were targeted to intersect the historic Las Colinas resource (non-43-101 compliant) in areas where there were large gaps, in the order of 100 metres, between Echo Bay drill holes. All past drilling at Colinas was completed with reverse circulation rigs; however Pediment’s large, core-diamond drilling has confirmed continuity of the resource and provided a better geological understanding of the deposit.

Initial drilling results

The drilling was successful in intercepting the Colinas “main zone” (the Echo Bay resource) in holes 9, 11 and 12*, returning intersections of 32.93 metres of 1.23 g/t gold, 25.1 metres of 1.09 g/t gold and 18.3 metres of 1.13 g/t gold, respectively.  The holes generally returned intersections that were higher grade than Echo Bay holes in comparable sections. The zones were slightly wider, with the exception of hole LCDD-12, though a nearby intersection of 9.1 metres of 0.52 g/t may represent a broadened portion of the main zone.   Mineralization remains open to depth in all cases.

Significantly, all holes testing the eastern side of the resource area, and particularly holes 11 and 12, intersected several new zones at depth, parallel to the historic resource. Examples of these new zones include intersections of 7.3 metres of 0.59 g/t gold and 5.5 metres of 0.97 g/t gold in hole LCDD-12 which bottomed in mineralization and 9.1 meters at 0.9 g/t gold and 7.6 meters at 1.2 g/t gold in hole LCDD-11.   These new zones will require definition drilling but they are outside of the main mineralized zone and, therefore, represent additions to the historic resource.

Las Colinas Diamond Drilling 2007
Drill hole	From (m)	To (m)	Length (m)	Au g/t
LCDD-09	48.16	81.08	32.92	1.23
including	49.99	53.64	3.66	3.91

LCDD-11	32.8	57.9	25.1	1.09
including	33.5	39.6	6.1	2.35
and	76.2	85.3	9.1	0.90
and	150.9	158.5	7.6	1.20

LCDD-12	82.3	100.6	18.3	1.13
and	104.2	113.4	9.1	0.52
and	137.2	144.5	7.3	0.59
and	164.6	170.1	5.5	0.97

LCDD-13	21.95	38.71	16.76	0.47
including	31.39	38.71	7.32	0.73
and	43.28	44.93	1.65	1.47

Hole LCDD-13, drilled to test the western edge of the historic resource area, intersected 16.76 meters grading 0.47 g/t gold including 7.32 metres grading 0.73 g/t gold. Please see the table above for a list of intersections from the first four holes.  Cross sections for holes 9, 11 and 12   and a drill plan can be found on Pediment’s website at the following URL: http://www.pedimentexploration.com/s/BCS.asp

Drilling continues one kilometre north of the historic resource to test a strong IP chargeability response, north of an area where Echo Bay intersected gold mineralization in widely scattered drill holes.

Several holes were also drilled with the smaller “Winky” drill, chiefly in the Colinas East area.  Though encouraging gold intersections were encountered, notably 7.32 metres of 1.68 g/t gold in hole LCW-05 and 7.3 metres of 0.5 g/t gold in hole LCW-08, the holes were too shallow to adequately test the zone. Pediment has released this drill rig due to its low depth penetration capability.   Colinas East will be tested later in the program with a larger rig that is capable of cutting the entire zone.  Pediment is in discussions with drilling contractors to source additional NQ or larger diamond drill rigs.

Geology and Exploration Potential

The Las Colinas project is located in the San Antonio gold district which contains several gold deposits, including the 2 million-ounce Paredones Amarillos deposit held by Vista Gold. Gold mineralization is generally hosted within thick, north-south striking zones of brittle shear related to regional concurrent faulting and peraluminous intrusive activity.  The result of this combined geologic activity is that regionally widespread gold mineralization has formed in favorable structural zones with gold grades ranging from 1 to 10 grams per tonne.  Thickness of shear zones may be as much as 100 meters as demonstrated at the Paredones Amarillos deposit.

Mineralized zones can be subtle and generally weather recessively.  In the Las Colinas gold deposit area, the northernmost part of the mineralized zone is covered by the pediment surface; however, extensions of the zone beneath gravel have been confirmed by Induced Polarization geophysical surveys.  In addition, soil geochemistry has been used to locate subtle, anomalous gold-arsenic zones continuing northward, as well as new parallel gold zones not previously evaluated.

The original resource outlined by Echo Bay in the nineties at Las Colinas has a strike length of nearly eight hundred metres and remains open on strike and at depth. Echo Bay also drilled several widely spaced holes north of the resource and found mineralization in that area as well. One of Echo Bay’s northernmost holes was SA97-120 which cut 16.5 metres at 2.02 grams per tonne gold and 39 metres at 0.83 grams per tonne gold. The on-strike length from the southern end of the Las Colinas historical resource to hole SA97-120 is 1.5 kilometres; the area between them has been confirmed as a zone of high-chargeability, identified by Pediment’s IP geophysical survey this year.  This is analogous to the targets originally drilled by Echo Bay to discover Colinas, Paredones and several other gold resources in the region.  Pediment’s expanded claim holdings cover tens of kilometers of favorable structural trend, never before tested, that the Company is developing drill targets on.

Considering the success of the current drill program at Las Colinas, the company plans to drill an additional six- to seven thousand metres during phase I. Drilling  will test numerous targets,  not only in the resource area but also in other high-value targets defined through geochemical and geophysical exploration programs over the past year.

Commenting on the results, Pediment’s VP of Exploration Mel Herdrick, stated that “the drilling has so far met and exceeded our expectations with a number of additional zones near the historic resource being discovered.  We are just getting started on testing several kilometres of favorable geophysical and geochemical targets outside the historic resource.  We’re more confident than ever that the resource will be substantially expanded with ongoing drilling and that other new zones will be discovered”.

Pediment’s exploration programs are conducted under the direction of geologist Melvin Herdrick, MSc (Registered Professional, Washington State), who is a qualified person within the definition of National Instrument 43-101 and who reviewed the contents of this release.

Pediment Exploration is a well financed, aggressive exploration company with approximately $6 million of working capital, and a main focus on precious metals exploration in western Mexico.  It currently has 10 fully owned and one optioned project. Pediment has expanded its pool of technical staff and consultants and is currently actively exploring several .projects.  Results are expected from several projects and will be reported on when available.

For any additional information please contact Gary Freeman at 604-682-4418

On Behalf of the board

Gary Freeman, President and CEO

PEDIMENT EXPLORATION LTD.

This copy of the news release replaces the previously disseminated copy. This release states the qualifying person in compliance with NI 43-101 and includes the correction of the strike length to 800 metres instead of 600 metres as previously reported.

We Seek Safe Harbor.

*Drill hole numbering is based on the drill plan, not on the order of holes being drilled so hole numbers may not be consecutive when reported.

PEDIMENT EXPLORATION LTD.

Consolidated Financial Statements

(An Exploration Stage Company)

Quarter Ended March 31, 2007 and 2006

NOTICE

The accompanying unaudited consolidated financial statements of Pediment Exploration Ltd. (an exploration stage company) for the three-month period ended March 31, 2007 have been prepared by management and have not been subject to review by the Company’s auditor.

PEDIMENT EXPLORATION LTD.

Consolidated Balance Sheet

(An Exploration Stage Company)

(Unaudited – Prepared by Management)

	March 31, 2007	September 30, 2006
	(unaudited)
Assets
Current
Cash and cash equivalents	$5,884,711	$4,644,106
Amounts receivable	327,825	136,851
Due from related parties	9,625	0
Prepaid expenses	22,198	1,777

Total Current Assets
Mineral Properties (note 4)	1,979,235	1,029,143
Equipment (note 3)	37,023	32,048

Total Assets	$8,260,617	$5,843,925

Liabilities
Current
Accounts payable and accrued liabilities	$120,829	$117,137
Due to related parties	0	3,051

Total Current Liabilities and Total Liabilities	120,829	120,188

Shareholders’ Equity
Share Capital (note 5)	31,622,167	28,584,935
Contributed Surplus (note 5(g))	1,330,966	1,086,426
Deficit	(24,813,345)	(23,947,624)

Total Shareholders’ Equity	8,139,788	5,723,737

Total Liabilities and Shareholders’ Equity	$8,260,617	$5,843,925

Nature of operations (note 1)

Subsequent events (note 8)

Approved on behalf of the Board:

“Bradley T. Aelicks” (signed)

Bradley T. Aelicks, Director

“Gary Freeman” (signed)

Gary Freeman, Director

See notes to consolidated financial statements.

PEDIMENT EXPLORATION LTD.

Consolidated Statement of Operations and Deficit

(An Exploration Stage Company)

(Unaudited – Prepared by Management)

	Three Months Ended March 31		Six Months Ended March 31
	2007	2006	2007	2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Expenses
Investor relations and promotion	$146,002	$167,531	$273,068	$200,605
(note 5(f))
Consultants and sub-contractors	120,777	48,245	219,982	91,745
(note 5(f))
Office and administration	104,834	10,946	170,958	33,520
Salaries (note 5(f))	206,163	0	235,230	0
Travel	44,099	49,803	59,826	68,060
Legal and audit	26,801	37,331	39,425	48,863
Transfer agent, listing and filing
fees	14,751	12,493	16,715	15,646
Interest and bank charges	1,337	0	1,705	0
Property costs	0	(92,976)	0	(51,975)
Amortization	0	192	0	256
	664,764	233,565	1,016,909	406,720

Other Expenses (Income)
Investment and other income	(34,771)	(15,778)	(57,800)	(26,086)
Foreign exchange gain (loss)	(15,649)	13,343	(93,388)	16,005
	(50,420)	(2,435)	(151,188)	(10,081)

Net Loss for Period	614,344	231,130	865,721	396,639
Deficit, Beginning of Period	24,199,001	22,525,851	23,947,624	22,360,342

Deficit, End of Period	$24,813,345	$22,756,981	$24,813,345	$22,756,981

Loss per Share	$(0.03)	$(0.01)	$(0.04)	$(0.02)

Weighted Average Number of
Common Shares Outstanding	24,130,178	18,573,491	23,886,010	17,456,704

See notes to consolidated financial statements.

PEDIMENT EXPLORATION LTD.

Consolidated Statement of Cash Flows

(An Exploration Stage Company)

(Unaudited – Prepared by Management)

	Three Months Ended March 31		Six Months Ended March 31
	2007	2006	2007	2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Operating Activities
Net loss	$(614,344)	$(231,130)	$(865,721)	$(396,639)
Items not involving cash
Amortization	0	192	1,643	256
Stock-based compensation	311,474	0	311,474	0
Changes in non-cash working
capital
Amounts receivable
and prepaids	(160,847)	(35,953)	(211,395)	(47,470)
Accounts payable and
accrued liabilities	46,488	(7,876)	3,691	(122,784)

Cash Used in Operating
Activities	(417,229)	(274,767)	(760,308)	(566,637)

Investing Activities
Purchase of equipment	(3,575)	0	(6,618)	(2,300)
Mineral property costs, net of
recoveries	(413,726)	(181,304)	(941,492)	(188,142)

Cash Used by Investing
Activities	(417,301)	(181,304)	(948,110)	(190,442)

Financing Activities
Shares issued for cash	2,856,699	3,276,552	2,961,699	3,276,552
Share subscriptions receivable	0	0	0	1,660,160
Due from related parties	3,189	0	(12,676)	0

Cash Provided by Financing
Activities	2,859,888	3,276,552	2,949,023	4,936,712

Increase in Cash
and Cash Equivalents
Cash and Cash Equivalents,
Beginning of Period	3,859,353	1,771,262	4,644,106	412,110

Cash and Cash Equivalents,
End of Period	$5,884,711	$4,591,743	$5,884,711	$4,591,743

See notes to consolidated financial statements.

PEDIMENT EXPLORATION LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Six Months Ended March 31, 2007 and 2006

(Unaudited – Prepared by Management)

1.

NATURE OF OPERATIONS

The Company is an exploration stage company governed under the Business Corporations Act (British Columbia) and its principal business activity is the acquisition, exploration and development of resource properties.

2.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Compania Minera Pitalla, S.A. de C.V. (“Pitalla”) and Pediment Exploration Mexico, S. de C.V.  All significant intercompany transactions and balances have been eliminated.

(b)

Basis of presentation

These interim unaudited financial statements for the six months ended March 31, 2007 should be read in conjunction with the financial statements for the Company’s most recently completed fiscal year ended September 30, 2006.  They do not include all disclosures required in annual financial statements but rather are prepared in accordance with recommendations for interim financial statements in conformity with Canadian generally accepted accounting principles.  They have been prepared using the same accounting policies and methods as those used in the September 30, 2006 annual financial statements.  Certain of the comparative figures have been reclassified to conform to the current period’s presentation.

(c)

Use of estimates

The preparation of interim financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the revenues and expenses during the reporting period.  Significant areas requiring the use of estimates include the determination of rates for amortization, estimated balances of accrued liabilities, the assumptions used in the calculation of stock-based compensation expense, and the estimated carrying value of mineral properties.  Actual results could differ from those estimates.

PEDIMENT EXPLORATION LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Six Months Ended March 31, 2007 and 2006

(Unaudited – Prepared by Management)

3.

EQUIPMENT

	March 31, 2007			September 30, 2006
		Accumulated
	Cost	Amortization	Net	Net
	(unaudited)

Machinery and equipment	$27,215	$1,095	$26,120	$21,185
Computer equipment	12,858	1,955	10,903	10,863

	$40,073	$3,050	$37,023	$32,048

PEDIMENT EXPLORATION LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Six Months Ended March 31, 2007 and 2006

(Unaudited – Prepared by Management)

4.

MINERAL PROPERTIES

Capitalized mineral property expenditures are as follows:

	Caborca Project	Las Colinas Project	Texson Project	Daniel Project	Mel-Manuel Project	Valenzuela Project	Cochis Project	Other Projects	Total

Balance, September 30, 2005	$55,696	$32,194	$55,082	$70,568	$26,823	$27,428	$9,707	$133,343	$410,841

Deferred exploration costs
Mining concessions	12,756	1,515	4,108	4,226	0	64,459	0	4,305	91,369
Geological services	20,834	87,406	23,510	24,848	2,676	1,338	1,338	13,899	175,849
Tax on surface	10,607	5,326	5,169	6,365	1,558	0	0	2,214	31,239
Sampling and test	0	118,526	0	0	0	0	0	0	118,526
Fuel and gas	222	1,617	81	222	0	0	0	0	2,142
Travel expenses	2,700	11,422	311	2,700	0	0	0	0	17,133
Stationery	146	98	174	188	28	14	14	84	746
Miscellaneous	12,302	74,468	21,554	26,180	9,252	4,626	4,626	28,290	181,298

Total expenditures for year	59,567	300,378	54,907	64,729	13,514	70,437	5,978	48,792	618,302

Balance, September 30, 2006	115,263	332,572	109,989	135,297	40,337	97,865	15,685	182,135	1,029,143
Deferred exploration costs
Salaries and wages	0	114,700	0	44,592	0	0	0	47,226	206,518
Geological services	17,994	145,386	0	0	0	0	0	0	163,380
Tax on surface	0	19	0	0	0	0	0	0	19
Sampling and test	0	147,320	0	184,703	0	0	0	17,634	349,657
Fuel and gas	0	938	0	5,942	0	0	0	3,041	9,921
Travel expense	0	7,543	0	2,279	0	0	0	1,285	11,107
Stationery	0	14,726	0	2,030	0	0	0	3,857	20,613
Miscellaneous	0	68,502	0	88,397	0	0	0	31,978	188,877
Total expenditures for the quarter	17,994	499,134	0	327,943	0	0	0	105,021	950,092
Balance, March 31, 2007 (unaudited)	$133,257	$831,706	$109,989	$463,240	$40,337	$97,865	$15,685	$287,156	$1,979,235

PEDIMENT EXPLORATION LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Six Months Ended March 31, 2007 and 2006

(Unaudited – Prepared by Management)

5.

SHARE CAPITAL

(a)

Authorized

  Unlimited common shares without par value

(b)

Issued

	Shares		Amount

Balance, September 30, 2005	16,300,282		$23,857,950

Issued during the year
For cash
Exercise of warrants	1,334,300		559,330
Exercise of options	340,000		176,500
Private placements, net of issue
costs (notes 5(c)(i), (ii) and (iii))	5,634,470		3,693,995
Conversion of contributed surplus to share
capital on exercise of warrants	0		85,340
Conversion of contributed surplus to share
capital on exercise of options	0		211,820

	7,308,770		4,726,985

Balance, September 30, 2006	23,609,052		28,584,935

Issued during the period
For cash
Exercise of warrants	2,793,081	1	1,745,198
Private placement, net of issue costs
(note 5(c)(iv))	1,635,002		1,216,500
For other consideration
Shares for services	10,000		8,600
Conversion of contributed surplus to share
capital on exercise of warrants	0		66,934

	4,438,083		3,037,232

Balance, March 31, 2007 (unaudited)	28,047,135		$31,622,167

PEDIMENT EXPLORATION LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Six Months Ended March 31, 2007 and 2006

(Unaudited – Prepared by Management)

5.

SHARE CAPITAL (Continued)

(b)

Issued (Continued)

As at September 30, 2005, a total of 3,377,037 common shares were held in escrow.  In consideration of the divestiture of POD Book.com, 426,667 escrow shares will be cancelled upon expiry on July 30, 2007. Of the remaining 2,950,370 escrow shares, 295,036 escrow shares were released at the time of the TSX Venture Exchange (the “Exchange”) notice approving the transaction and 442,554 escrow shares will be released every six months thereafter.  As at March 31, 2007, there were 2,639,447 shares held in escrow.

(c)

Private placements

(i)

On January 24, 2006, the Company completed a non-brokered private placement and issued 1,713,500 units at a price of $0.64 per unit for gross proceeds of $1,096,640. As part of a finder’s fee arrangement, 16,905 additional units were issued to the agents. Each unit consisted of one common share and one-half of one share purchase warrant.  One whole warrant entitles the holder to purchase one additional common share at a price of $0.80 per share on or before January 24, 2007 (subsequent to September 30, 2006, extended to March 31, 2007). Share issuance and certain closing costs of $86,337 were incurred by the Company through the private placement.

(ii)

On March 17, 2006, the Company completed a non-brokered private placement and issued 2,967,335 units at a price of $0.75 per unit for gross proceeds of $2,225,500.  As part of a finder’s fee arrangement, 66,813 additional units were issued to the agents. Each unit consisted of one common share and one-half of one share purchase warrant. One whole warrant entitles the holder to purchase one additional common share at a price of $0.91 per share on or before March 17, 2007. Share issuance and certain closing costs of $128,245 were incurred by the Company through the private placement.

(iii)

On April 25, 2006, the Company completed a non-brokered private placement and issued 811,667 units at a price of $0.75 per unit for gross proceeds of $608,750.  As part of a finder’s fee arrangement, 58,250 additional units were issued to the agents. Each unit consisted of one common share and one-half of one share purchase warrant. One whole warrant entitles the holder to purchase one additional common share at a price of $0.91 per share on or before April 25, 2007.  Share issuance and certain closing costs of $22,312 were incurred by the Company through the private placement.

(iv)

On March 30, 2007, the Company completed a non-brokered private placement and issued 1,635,002 units at a price of $0.75 per unit for gross proceeds of $1,226,252.  Each unit consisted of one common share and one-half of one share purchase warrant.  One whole warrant entitles the holder to purchase one additional common share at a price of $1 per share on or before September 30, 2008.  Share issuance and certain closing costs of $9,752 were incurred by the Company through the private placement.

PEDIMENT EXPLORATION LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Six Months Ended March 31, 2007 and 2006

(Unaudited – Prepared by Management)

5.

SHARE CAPITAL (Continued)

(d)

Stock options

Pursuant to the policies of the Exchange, under the Company’s stock option plan, options to purchase common shares have been granted to directors, employees and consultants at exercise prices determined by reference to the market value on the date of the grant.

A summary of the status of the Company’s outstanding and exercisable stock options at March 31, 2007 and September 30, 2006 and changes during the period then ended is as follows:

	Outstanding	Weighted Average Exercise Price

Balance, September 30, 2005	1,075,000	$0.50
Exercised	(340,000)	$0.50
Cancelled	(75,000)	$0.80
Granted	2,260,000	$0.64

Balance, September 30, 2006	2,920,000	$0.60
Cancelled/Expired	(660,000)	$0.62
Granted	400,000	$0.62

Balance, March 31, 2007 (unaudited)	2,660,000	$0.60

The following summarizes information about options outstanding at March 31, 2007 (unaudited):

	Exercise	Number	Options
Expiry Date	Price	of Shares	Exercisable

February 1, 2009	$0.80	50,000	37,500
February 12, 2010	$0.60	275,000	68,750
July 21, 2010	$0.50	265,000	265,000
July 21, 2010	$0.63	470,000	470,000
February 1, 2011	$0.60	200,000	200,000
April 25, 2011	$0.80	475,000	237,500
August 2, 2011	$0.55	800,000	400,000
February 12, 2012	$0.60	50,000	12,500
March 23, 2012	$0.73	75,000	18,750

		2,660,000	1,710,000

PEDIMENT EXPLORATION LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Six Months Ended March 31, 2007 and 2006

(Unaudited – Prepared by Management)

5.

SHARE CAPITAL (Continued)

(e)

Share Purchase Warrants

At March 31, 2007, the Company has outstanding share purchase warrants to acquire an aggregate 1,252,460 common shares as follows:

Exercise Price	Expiry Date	Outstanding at September 30, 2006	Issued	Exercised	Expired	Outstanding at March 31, 2007
						(unaudited)

$0.35	December 31, 2006	300,000	0	(300,000)	0	0
$0.60	March 29, 2007	1,893,221	0	(1,771,331)	(121,890)	0
$0.80	March 31, 2007	856,750	0	(721,750)	(135,000)	0
$0.91	March 17, 2007	1,517,074	0	0	(1,517,074)	0
$0.91	April 25, 2007	434,959	0	0	0	434,959
$1.00	September 30, 2008	0	817,501	0	0	817,501

		5,002,004	817,501	(2,793,081)	(1,773,964)	1,252,460

(f)

Option compensation

The fair value of stock options granted, and which vested to directors, employees and consultants, in the amount of $311,474, has been recorded as an expense during the quarter and allocated $10,569 to consultants, $125,781 to investor relations and $175,124 to salaries.

(g)

Contributed surplus

Balance, September 30, 2005	$821,998
Stock-based compensation	561,588
Reallocated to capital stock	(297,160)
Balance, September 30, 2006	1,086,426
Stock-based compensation	311,474
Re-allocated to capital stock	(66,934)

Balance, March 31, 2007 (unaudited)	$1,330,966

6.

RELATED PARTY TRANSACTIONS

(d)

Management believes that legal fees paid or accrued to a law firm in which a director and officer of the Company is a partner are at prevailing commercial rates. The total amount of professional fees paid by the Company to the law firm during the six months ended March 31, 2007 is $15,305.

PEDIMENT EXPLORATION LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Six Months Ended March 31, 2007 and 2006

(Unaudited – Prepared by Management)

6.

RELATED PARTY TRANSACTIONS (Continued)

(e)

The amounts due from/to related parties, which are non-interest bearing, unsecured and due on demand, are comprised of the following:

	March 31, 2007	September 30, 2006
	(unaudited)
Receivable
Due from directors	$9,625	$0

Payable
Due to directors	$0	$3,051

(f)

Consulting fees in the amount of $101,304 were paid to directors of the Company during the six months ended March 31, 2007.

7.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINICIPLES (GAAP)

(g)

Recent accounting pronouncements

(i)

In December 2004, FASB issued Statement No. 123 (revised 2004), Share-Based Payment (“SFAS 123(R)”), which requires the measurement and recognition of compensation expense for all stock-based compensation payments and supercedes the Company’s current accounting under APB 25.

SFAS 123(R) is effective for all annual periods beginning after June 15, 2005.  In March 2005, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to the adoption of SFAS 123(R).  This standard will not have an impact on the Company’s financial statements as it already applies the fair value method of accounting for its stock options.

(ii)

FAS 153, Exchanges of Non-Monetary Assets.  The provisions of this statement are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005.  Earlier application is permitted for non-monetary asset exchanges occurring in fiscal periods beginning after December 16, 2004.  The provisions of this statement should be applied prospectively.  There is no impact on the Company’s financial statements.

(iii)

FIN 46(R), Consolidation of Variable Interest Entities, applies at different dates to different types of enterprises and entities, and special provisions apply to enterprises that have fully or partially applied Interpretation 46, or Interpretation 46 (R) is required in financial statements of public entities that have interests in variable interest entities or potential variable interest entities commonly referred to as special-purpose entities for periods ending after December 15, 2003.  Application by public entities is required in financial statements for periods other than special-purpose entities and by non-public entities to all types of entities is

PEDIMENT EXPLORATION LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Six Months Ended March 31, 2007 and 2006

(Unaudited – Prepared by Management)

7.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

(a)

Recent accounting pronouncements (Continued)

(iii)

(Continued)

required at various dates in 2004 and 2005.  In some instances, enterprises have the option of applying or continuing to apply Interpretation 46 for a short period of time before applying Interpretation 46(R).  There is no impact on the Company’s financial statements.

(iv)

SFAS 154, Accounting Changes and Error Corrections. This new standard replaces APB Opinion No. 20, Accounting Changes, and FASB 3, Reporting Accounting Changes in Interim Financial Statements. Statement 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. Statement 154 also provides that (1) a change in method of depreciating or amortizing a long-lived non-financial asset be accounted for as a change in estimate (prospectively) that was effected by a change in accounting principle, and (2) correction of errors in previously issued financial statements should be termed a "restatement." The new standard is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. Early adoption of this standard is permitted for accounting changes and correction of errors made in fiscal years beginning after June 1, 2005. There is no impact on the Company’s financial statements.

(v)

SFAS 157, Fair Value Measurements. The provisions of this standard are to provide guidance for using fair value to measure assets and liabilities. The standard clarifies methods for measuring items not actively traded and the principles that fair value should be based upon when pricing an asset or liability. The provisions of Statement 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year. There is no impact on the Company’s financial statements.

(vi)

On July 13, 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109.  Interpretation 48 clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with Statement 109 and prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return.  Additionally, Interpretation 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.  Interpretation 48 is effective for fiscal years beginning after December 15, 2006, with early adoption permitted.  The Company is currently evaluating whether the adoption of Interpretation 48 will have a material effect on its consolidated financial position, results of operations or cash flows.

PEDIMENT EXPLORATION LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Six Months Ended March 31, 2007 and 2006

(Unaudited – Prepared by Management)

7.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

(h)

Exploration expenditures

Under Canadian GAAP, acquisition costs of mineral interests and exploration expenditures are capitalized.  Under US GAAP, exploration costs are expensed as incurred.

(i)

Reconciliation of total assets, liabilities and shareholders’ equity

	March 31, 2007	September 30, 2006
	(unaudited)

Total assets for Canadian GAAP	$8,260,617	$5,843,925
Adjustments to US GAAP – deferred
expenditures	(1,979,235)	(1,029,143)

Total assets for US GAAP	$6,281,382	$4,814,782

Total liabilities per Canadian GAAP	$120,829	$120,188

Total liabilities for US GAAP	$120,829	$120,188

Total equity for Canadian GAAP	8,139,788	5,723,737
Adjustments to US GAAP – deferred
expenditures	(1,979,235)	(1,029,143)

Total equity for US GAAP	6,160,553	4,694,594

Total equity and liabilities for US GAAP	$6,281,382	$4,814,782

PEDIMENT EXPLORATION LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Six Months Ended March 31, 2007 and 2006

(Unaudited – Prepared by Management)

7.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED     ACCOUNTING PRINCIPLES (GAAP) (Continued)

(j)

Reconciliation of loss reported in Canadian GAAP and US GAAP

	Three Months Ended March 31		Six Months Ended March 31
	2007	2006	2007	2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Statement of Operations

Net loss per Canadian GAAP	$(614,344)	$(231,130)	$(865,721)	$(396,639)
Expenditures on mineral
properties	(413,726)	(181,304)	(941,492)	(188,142)

Net loss per US GAAP	$(1,028,070)	$(412,434)	$(1,807,213)	$(584,781)

Net loss per share in
accordance with Canadian
GAAP	$(0.03)	$(0.01)	$(0.04)	$(0.02)
Total differences	(0.01)	(0.01)	(0.04)	(0.01)

Net loss per share in
accordance with US GAAP	$(0.04)	$(0.02)	$(0.08)	$(0.03)

Weighted average number of
common shares
outstanding	24,130,178	18,573,491	23,886,010	17,456,704

(k)

Comprehensive loss

	Three Months Ended March 31		Six Months Ended March 31
	2007	2006	2007	2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net loss per US GAAP	$(1,028,070)	$(412,434)	$(1,807,213)	$(584,781)
Other comprehensive income
loss	0	0	0	0

Comprehensive loss per US
GAAP	$(1,028,070)	$(412,434)	$(1,807,213)	$(584,781)

PEDIMENT EXPLORATION LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Six Months Ended March 31, 2007 and 2006

(Unaudited – Prepared by Management)

7.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

(l)

Statement of cash flows

	Three Months Ended March 31	Six Months Ended March 31
	2007	2006	2007	2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net cash used in operating activities
of continuing operations in
accordance with Canadian GAAP	$(417,229)	$(274,767)	$(760,308)	$(566,637)
Adjustments to net loss involving
use of cash
Write-off of expenditures on
mineral interests	(413,726)	(181,304)	(941,492)	(188,142)

Net cash used in operating activities
of continuing operations in
accordance with US GAAP	(830,955)	(456,071)	(1,701,800)	(754,779)

Net cash used in investing activities
of continuing operations in
accordance with Canadian GAAP	(417,301)	(181,304)	(948,110)	(190,442)
Reclassification of expenditures on
mineral property interests	413,726	181,304	941,492	188,142

Net cash used in investing activities
of continuing operations in
accordance with US GAAP	(3,575)	0	(6,618)	(2,300)

Net cash provided by financing activities
of continuing operations in
accordance with US GAAP	2,859,888	3,276,552	2,949,023	4,936,712

Net increase in cash in accordance
with Canadian and US GAAP	2,025,358	2,820481	1,240,605	4,179,633
Cash and cash equivalents, beginning
of period, in accordance with
Canadian and US GAAP	3,859,353	1,771,262	4,644,106	412,110

Cash and cash equivalents, end of
period, in accordance with Canadian
and US GAAP	$5,884,711	$4,591,743	$5,884,711	$4,591,743

PEDIMENT EXPLORATION LTD.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Six Months Ended March 31, 2007 and 2006

(Unaudited – Prepared by Management)

8.

SUBSEQUENT EVENTS

(m)

In April 2007, 389,834 warrants were exercised at an exercise price of $0.91 per share for total proceeds of $354,749.

(n)

In April 2007, 197,500 stock options were exercised at an exercise price of $0.55 per share for total proceeds of $108,625.

(o)

In April 2007, the Company granted 275,000 stock options to consultants and an officer of the Company, of which 100,000 are exercisable at $0.85 per share, 75,000 are exercisable at $0.77 per share, and 100,000 are exercisable at $0.78 per share.  The options expire on April 4, 2009, February 1, 2008, and April 27, 2011 respectively.

(p)

On May 2, 2007, the Company completed a non-brokered private placement and issued 514,000 units at a price of $0.85 per units for gross proceeds of $436,900.  Each unit consisted of one common share and one-half of one share purchase warrant.  One whole warrant entitles the holder to purchase one additional common share at a price of $1.05 per share on or before November 2, 2008 subject to a hold period until September 3, 2007.

FORM 52-109F2 – Certification of Interim Filings

I, Gary Freeman, President, and Chief Executive Officer for Pediment Exploration Ltd., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings), of Pediment Exploration Ltd. (the “Issuer”) for the interim period ending March 31, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4.

The Issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer’s GAAP; and

5.

I have caused the Issuer to disclose in the interim MD&A any change in the Issuer’s internal control over financial reporting that occurred during the Issuer’s most recent interim period that has materially affected, or is reasonably likely to material affect, the Issuer’s internal control over financial reporting.

Date:     May 29, 2007

“Gary Freeman”

Gary Freeman

President, and Chief Executive Officer

FORM 52-109F2 – Certification of Interim Filings

I, John Seaman, Chief Financial Officer for Pediment Exploration Ltd., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings), of  Pediment Exploration Ltd. (the “Issuer”) for the interim period ending March 31, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4.

The Issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer’s GAAP; and

5.

I have caused the Issuer to disclose in the interim MD&A any change in the Issuer’s internal control over financial reporting that occurred during the Issuer’s most recent interim period that has materially affected, or is reasonably likely to material affect, the Issuer’s internal control over financial reporting.

Date:     May 29, 2007

“John Seaman”

John Seaman

Chief Financial Officer

Management Discussion, Quarter ended March 31, 2007

Preliminary Information

The following Management’s Discussion and Analysis (“MD&A”) of Pediment Exploration Ltd. (the “Company”) should be read in conjunction with the accompanying un-audited financial statements for the 3  months ended March 31, 2007 and the audited financial statements for the year ended September 30, 2006 which is available at the SEDAR website at www.sedar.com.

All information contained in the MD&A is as of May 24, 2007 unless otherwise indicated.  All amounts are stated in Canadian dollars unless otherwise indicated.

Statements in the report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements.  Readers are cautioned not to put undue reliance on forward-looking statements.

Description of Business and Overall Performance

The Company is a natural resource company engaged in the evaluation, acquisition, exploration and development of resource properties in Mexico.  The goals of the Company are to identify and develop mineral resource targets.  The Company is in the exploration stage as its properties have not reached commercial production and none of its properties are beyond the advanced exploration stage therefore there is no production, sales or inventory.  The Company has financed its current operating and exploration activities principally by the issuance of common shares.

The recoverability of costs capitalized to mineral properties and the Company’s future financial success is dependent upon the extent to which it can discover mineralization and the economic viability of developing such properties.  Such development may take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty.  Many of the key factors are outside of the Company’s control.  Additional risk factors that may effect the financial statements and the risk factors related to mineral exploration and development are set out in the Company’s Management Information Circular as filed via SEDAR on February 16, 2007, available at www.sedar.com.

The Company’s ability to continue as a going concern is dependent on continued financial support from its shareholders and other related parties, the ability of the Company to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Company’s liabilities as they became payable.

The Company knows of no trends, demands, commitments, events or uncertainties outside of the normal course of business that may result in the Company’s liquidity either materially increasing or decreasing at the present time or in the foreseeable future.  Material increases or decreases in the Company’s liquidity are substantially determined by the success or failure of the Company’s exploration programs and overall market conditions for smaller resource companies.  The Company is not aware of any seasonality in the business that have a material effect upon its financial condition, results of operations or cash flows other than those normally encountered by public reporting junior resource companies.  The Company is not aware of any changes in the results of its operations that are other than those normally encountered in its ongoing business.

The reactivation of the Company through the acquisition  in July 2004 to acquire a 100% interest in Minera Pitalla, S.A. de C.V. (“Pitalla”) have reflected significant improvements in cash resources and working capital, increased operating expenditures, and an increase in its assets as the Company has proceeded with its acquisitions, property exploration and recent financings.

The Company now has an active office in Mexico with four geologists, and full bookkeeping and accounting capabilities.

Over the past year, the Company has successfully moved four of its seven properties out of their grass roots status into nearing the drilling stage. The Company continues to advance these projects and expects to move additional projects into the drilling stage either through joint ventures or its own work programs, over the next four months. The Company has begun sampling on two more projects and the first drill program has begun at Las Colinas.

On November 30, 2006, the Company signed an agreement with Inmet Mining Corp. allowing Inmet to explore for copper gold porphyry deposits on Pediment’s Caborca project. The agreement allows Pediment to continue to focus on project acquisition and development of its extensive gold and silver holdings while Inmet funds work towards the discovery of porphyry mineralization at Caborca. The Lista Blanca ridge area that Pediment recently completed an initial drill program on is excluded from the agreement. Pediment will be the initial operator of the project.

On January 25, 2007, Inmet Mining Corp. served Pediment Exploration Ltd. with a notice of its intention to proceed with the joint venture. Inmet issued the first payment to Pediment for $50,000.

Results of Operations

The Company currently has no producing properties and consequently no operating income or cash flow.

The Company’s accounting policy as it relates to its acquisition of Pitalla and its mineral properties is to defer all costs of acquiring natural resource properties and their related exploration and development costs until the property to which they relate is placed into production, sold or abandoned.  At that time, capitalized costs are either amortized over the useful life of the ore-body, following the commencement of production or written off it the property is sold or abandoned.

The Company currently does not have an operating mineral property.  The Company has no earnings and therefore will finance its future exploration activities by the sale of common shares or units.  The key determinants of the Company’s operating results are the following:

(a)

the state of capital markets, which affects the ability of the Company to finance its exploration activities;

(b)

the write-down and abandonment of mineral properties as exploration results provide further information relating to the underlying value of such properties; and

(c)

market prices for natural resources.

The Company is not a party to any material legal proceedings and is not in default under any material debt or other contractual obligations other than as disclosed in the financial statements.  No significant revenue generating contracts or cash commitments were entered into or undertaken by the Company during the period other than as set out herein or in the financial statements of the Company.

Selected Annual Information

For the years ended September 30

	2006	2005	2004
Total revenues (Interest & other income)	117,721	553	0
Income (Loss) for the year	(1,587,282)	(1,135,237)	7,782
Earnings (Loss) for the year per share	(0.08)	(0.27)	0.00
Total assets	5,843,925	898,440	17,191
Total long-term financial liabilities	0	0	0

Summary of Quarterly Results

For the quarters ended

	March 31, 2007	Dec. 31, 2006	Sept. 30, 2006	June 30, 2006
Total revenues	50,420	100,769	52,265	39,370
Income (Loss) for the year	(614,344)	(251,376)	(274,302)	(916,341)
Earnings (Loss) for the year per share	(0.03)	(0.01)	(0.01)	(0.04)

For the quarters ended

	March 31, 2006	Dec. 31, 2005	Sept. 30, 2005	June 30, 2005
Total revenues	2,435	10,308	553	0
Income (Loss) for the year	(231,130)	(165,509)	(481,057)	(87,770)
Earnings (Loss) for the year per share	(0.01)	(0.01)	(0.09)	(0.02)

Liquidity and Capital Resources

At March 31, 2007, the Company had working capital of $6,123,530 compared to its September 30, 2006 working capital of approximately $4,662,546.  The Company is able to meet its past and ongoing financial obligations at this time.

On January 24, 2006, the Company completed a non-brokered private placement and issued 1,713,500 units at a price of $0.64 per unit for gross proceeds of $1,096,640.  16,905 additional units were issued to the agents as part of a finder’s fee arrangement.  Each unit consisted of one common share and one-half share purchase warrant.  One whole warrant entitles the holder to purchase one additional common share at a price of $0.80 per share on or before January 24, 2007 (extended to March 31, 2007).  Share issuance and certain closing costs of $86,337 were incurred by the Company through the private placement. On March 17, 2006, the Company completed a non-brokered private placement and issued 2,967,335 units at a price of $0.75 per unit for gross proceeds of $2,225,500.  66,813 additional units were issued to the agents as part of a finder’s fee arrangement. Each unit consisted of one common share and one-half share purchase warrant. One whole warrant entitles the holder to purchase one additional common share at a price of $0.91 per share on or before March 17, 2007.  Share issuance and certain closing costs of $128,245 were incurred by the Company through the private placement.  On April 25, 2006, the Company completed a non-brokered private placement and issued 811,667 units at a price of $0.75 per unit for gross proceeds of $608,750.25.  58,250 additional units were issued to the agents as part of a finder’s fee arrangement. Each unit consisted of one common share and one-half share purchase warrant. One whole warrant entitles the holder to purchase one additional common share at a price of $0.91 per share on or before April 25, 2007.  Share issuance and certain closing costs of $22,312 were incurred by the Company through the private placement.

Parts of the funds were to be used to cover the ongoing US$500,000 Phase 1 exploration program on the mineral projects of Pitalla.  These mineral projects, and the recommended work program on them are the subject of a National Instrument 43-101 compliant report titled “Technical Report on the Pitalla Properties, Mexico”, prepared for the Company by Mr. C. Stewart Wallis P.Geo., of  Roscoe Postle Associates Inc. (the “Report”).  The Report is available for viewing on SEDAR at www.sedar.com under the heading “Technical Report(s)”.

On March 30, 2007, the Company completed a non-brokered private placement and issued 1,635,002 units at a price of $0.75 per unit for gross proceeds of $1,226,252. Each unit consisted of one common share and one-half share purchase warrant. One whole warrant entitles the holder to purchase one additional common share at a price of $1.00 per share on or before September 30, 2008. Share issuance and certain closing costs of $9,752 were incurred by the Company through the private placement.

Disclosure and Financial Reporting Controls

The Company maintains accounting and internal control systems to provide reasonable assurance that all relevant and material information relating to the Company and required to be disclosed by regulatory authorities are recorded processed and summarized and reported.  Management is satisfied with the effectiveness of the Company’s disclosure controls and procedures employed during the year and more specifically, at December 31, 2006.

The Company has not made any change in internal controls over financial reporting during the past year.

Transactions with Related Parties

The Company has the following related party transactions and balances:

•

During the year ended September 30, 2006 approximately $217,000 in legal fees (plus expenses and taxes) accrued to a law firm of which a director of the Company is a partner.  Management believes that these legal fees paid or accrued are at prevailing commercial rates.

•

The Company entered into a management contract dated effective April 1, 2005 with Gary Freeman, the President of the Company.  Under the terms of the contract he received $5,000 per month retroactive to April 1, 2005, a $30,000 signing bonus and, beginning August 1, 2005 and coinciding with his appointment as President and his increased responsibilities, an increase in his monthly salary to $8,000 per month.  Under its terms, Mr. Freeman is entitled to up to 400,000 stock options in the Company (320,000 options granted to date).  The contract expired December 31, 2005 and was replaced by a contract dated effective February 1, 2006 providing for compensation of $8000 per month, which amount was increased to $12,000 per month effective May 1, 2006, and options as determined by the Board of Directors.  A new contract was formed with Gary Freeman on February 1, 2007, under the same terms as the previous.

Additional information related to the Company is available on SEDAR at www.sedar.com.

“Gary Freeman”

May 24, 2007

Gary Freeman, President

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Pediment Exploration Ltd. -- SEC File No. 000-52509

(Registrant)

Date: June 11, 2007            By /s/ Gary Freeman____________________________

                                      Gary Freeman, President/CEO/Director